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December 20, 2024

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Antalpha Platform Holding Company

(CIK Number: 0002044255)

Confidential Submission of Draft Registration Statement on Form F-1

To whom it may concern,

On behalf of our client, Antalpha Platform Holding Company, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (the “Offering”) in the United States of the Company’s ordinary shares, par value US$0.00025 per share, via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement and the nonpublic draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the Offering.

Draft Registration Statement

Securities and Exchange Commission

December 20, 2024

Financial Statements

In this submission, the Company has included its audited combined and consolidated financial statements as of and for the fiscal year ended December 31, 2023, as well as its unaudited combined and consolidated statements of operation and comprehensive income changes in shareholders’ equity and statements of cash flows for the nine months ended September 30, 2023 and 2024 and its unaudited combined and consolidated balance sheet as of September 30, 2024, in each case prepared in accordance with accounting principles generally accepted in the United States of America.

The Company intends to include the audited combined and consolidated financial statements as of and for the fiscal year ended December 31, 2024 in a subsequent submission or filing with the Commission when they become available, in any case no later than the first public filing of a registration statement.

*  *  *

Draft Registration Statement

Securities and Exchange Commission

December 20, 2024

If you have any questions regarding the Draft Registration Statement, please contact the undersigned, partner at Skadden, Arps, Slate, Meagher & Flom LLP, by phone at (202) 371-7180 or via e-mail at brian.breheny@skadden.com.

Very truly yours,

/s/ Brian V. Breheny
Brian V. Breheny

cc:	Mr. Xin Jin, Director and Chief Executive Officer, Antalpha Platform Holding Company

Mr. Paul Guanning Liang, Chief Financial Officer, Antalpha Platform Holding Company

Mr. Ryan J. Dzierniejko, Esq., Partner, Skadden, Arps, Slate Meagher & Flom LLP

Mr. David Lopez, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

Mr. Adam Fleisher, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP